April 22, 2011

H. Christopher Owings

Division of Corporation Finance

Telephone Number: (202) 551-3720

Re:

Easy Organic Cookery, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 28, 2011

File No. 333-169449

Dear Mr. Owings:

Regarding your comments on your letter dated March 28, 2011, first of I would like to thank you and your team for reviewing Easy Organic Cookery’s Form S-1. Please find in the following pages the answers for the related comments.

Prospectus Cover Page

1.

We have revised our disclosure to state that our auditors have issued a going concern opinion. We have also revised the sentence.

Use of Proceeds, page 15

2.

As previously requested, we have revised to disclose the amount of net proceeds anticipated to be raised under each of the 25%, 50%. 75% and 100% offering scenarios.

Dilution, page 16

3.

We have corrected the aggregate post-offering book value and the aggregate amount of post-offering book value per share to reflect the correct numbers.

Description of Business, page 22

4.

We have amended our Description of Business to further explain how Mrs Kato will manage the Company from Brazil with offices in Henderson, Nevada.

Easy Organic Cookery, Inc.	375 N. Stephanie St. Suite 1411, Henderson, Nevada, 89014-8909 (702) 478-3388	www.easyorganicookery.com info@easyorganicookery.com

Specifically that after the Company has raised its initial capital Mrs. Kato intends to hire a local Company president for day to day operations while she maintains her role as CEO. Mrs. Kato intends to visit the United States as required to further the Company’s business objectives.

Employees and Employment Agreements, page 30

5.

We have revised the third paragraph on page 30 to indicate that our website currently contains a template of what we expect to further develop.

Financial Statements, page 32

General

6.

Even though SAB Topic 5 allows for the deferral of specific incremental cost associated with an offering, the Company felt that a clearer financial picture was presented by recognizing the initial organizational costs immediately rather than deferring them. At the end of the day there is no impact on shareholder equity regardless of the methodology used in deferral or non deferral of expenses associated with the offering. Additionally the Company relied on advice from it’s accountants in choosing not to defer its expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Plan of Operation, page 51

7.

We have revised our prospectus to disclose how we will allocate the net proceeds of the offering under each of the 25%, 50%, 75% and 100% offering scenarios.

8.

We have stated in this section and in the ‘Description of Business’ that we do not plan to purchase and sell organic food directly, but rather to have as yet unidentified third party suppliers/partners deliver directly to your customers all of the ingredients needed to prepare our free organic recipes under our EOC business model and those planned and selected by our nutritionists under our EOC+ business model. We expected that all of the ingredients necessary to prepare such recipes and meal plans shall be sourced from multiple suppliers/partners, which would allow us to possibly always have a supplier nearby our clients, resulting in faster delivery and fresher ingredients. We plan on establishing a commissioning policy for each supplier/partner. We expect that our suppliers will be able to deliver the products to our clients using their existing structure. If one or all of our suppliers can’t provide delivery service, we would have to hire a third party delivery company and, in this case, we would charge a delivery fee to our clients. In order to keep the delivery cost down, we intend to seek for several clients who live in the same area, so, more deliveries

Easy Organic Cookery, Inc.	375 N. Stephanie St. Suite 1411, Henderson, Nevada, 89014-8909 (702) 478-3388	www.easyorganicookery.com info@easyorganicookery.com

would be made at each time.

Capital Resources and Liquidity, page 55

9.

We have amended our document to disclose under each financing scenario whether the Company will need to raise additional capital to get the Company’s website to a point of being able to generate revenue. Under the 25% scenario with only 450 dollars attributable to the web site development the company would not have a website capable of generate revenue.

Certain Relationships and Related Transactions, page 60

10.

We have revised our disclosure to be consistent regards the issuance of the 10,500,000 shares to Mrs. Toshiko sale was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

Exhibits and Financial Statement Schedules, page 62

Exhibit 23(i)

11.

We have revised the description of our auditor's consent exhibit to reference the correct period end to which the consent relates.

s/ Toshiko Iwamoto Kato

Toshiko Iwamoto Kato

President

Easy Organic Cookery, Inc.	375 N. Stephanie St. Suite 1411, Henderson, Nevada, 89014-8909 (702) 478-3388	www.easyorganicookery.com info@easyorganicookery.com